Jeffrey S. Sherman
Senior Vice President and General Counsel
Becton, Dickinson and Company
1 Becton Drive
Franklin Lukes, NJ 07417-1880
tel: 201-847-3223
fax: 201-847-5361

October 14, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Cecilia Blye, Chief

Re:	Becton, Dickinson and Company Form 10-K for Fiscal Year Ended September 30, 2010 Filed November 24, 2010 File No. 1-04802
Dear Ms. Blye:
Please find the response of Becton, Dickinson and Company (“BD” or the “Company”) to your comment letter dated September 8, 2011. We refer to the telephone conversation between Gary DeFazio and Pradip Bhaumik pursuant to which BD requested and received an extension to submit its response on or before October 14, 2011.
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For reference, we have included the comments contained in your letter in bold text preceding each response.
Comment:
We note from your website that your office in Dubai covers Iran and Syria. Further, we are aware from publicly available reports that you possess licenses from the Treasury Department’s Office of Foreign Assets Control for exports to Cuba, Iran, and Sudan. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of

U.S. Securities and Exchange Commission
October 14, 2011

terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include information regarding contacts with those countries.
Please describe to us your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, or other direct or indirect arrangements since the fiscal year ended September 30, 2008. Your response should describe the products, equipment, components, technology, software, services, and support you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.
Response:
A description of BD’s contacts with Cuba, Iran, Sudan, and Syria is provided below.
Background
The Company is a global medical technology company with over $7 billion in annual revenues that develops, manufactures and sells medical products, instrument systems and reagents throughout the world. The Company is focused on improving drug delivery, enhancing the quality and speed of diagnosing infectious diseases and cancers, and advancing research, discovery and production of new drugs and vaccines. BD is a New Jersey corporation based in Franklin Lakes, New Jersey. The foreign-incorporated subsidiaries of the Company that are pertinent to your inquiry are (1) Becton Dickinson B.V., an indirect wholly-owned subsidiary of BD, organized under the laws of the The Netherlands, with a representative office in Dubai, United Arab Emirates, (2) Becton Dickinson International, a Belgian branch of Becton Dickinson B.V., and (3) Becton Dickinson France S.A.S., an indirect wholly-owned subsidiary of BD, organized under the laws of France.
BD devotes significant resources to ensuring that global trade is conducted in compliance with applicable economic sanctions and export control laws. The Company has an export management system, which includes a Company policy and trade compliance procedures (the “Global Trade Management System”) to ensure that BD and all of its locations worldwide comply with any export restrictions imposed by the laws of the country in which they are located, as well as applicable U.S. trade laws. The Global Trade Management System applies globally to all products, materials, services, and technology from any BD location and shipped or transferred to any customer or third party worldwide, as governed by international trade laws. The Global Trade Management System also helps ensure the Company’s compliance with U.S. economic sanctions and export controls administered by the U.S. Treasury’s Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). For U.S.-sanctioned countries such as Cuba, Iran, Sudan, and Syria, U.S. laws and regulations have established processes by which medical products, instrument systems and

U.S. Securities and Exchange Commission
October 14, 2011

reagents may be lawfully sold to these countries pursuant to U.S. Government licenses, to ensure appropriate medical treatment for all people.
BD’s presence in Cuba, Iran, Sudan and Syria
The Company does not have any subsidiaries, affiliates, offices, investments or employees in Cuba, Iran, Sudan, or Syria. The Company has no assets in Cuba or Sudan, and its only assets associated with Iran and Syria are a small number of rental instruments and/or receivables. The book value of these assets were as follows as of September 30, 2011:

	Assets (Unaudited)	Receivables (Unaudited)
Iran	$24,374	$335,932
Syria	$0	$232,154
To the Company’s knowledge, the Company does not have any agreements, commercial arrangements or contracts with the governments of Cuba, Iran, Sudan, or Syria or any entities controlled by such governments.
BD sales to Cuba, Iran, Sudan and Syria
Since the end of our fiscal year ended September 30, 2008, the Company has not sold products to Cuba, either directly, or through subsidiaries, distributors or other indirect arrangements. Since that time, the Company has sold products to Iran, Sudan, and Syria, as described below. These products include needles, syringes and intravenous catheters for medication delivery; prefillable drug delivery devices; syringes and pen needles for the self-injection of insulin and other drugs used for the treatment of diabetes; integrated systems for specimen collection; blood collection products and systems; automated blood culturing systems; molecular testing systems for sexually transmitted diseases and healthcare-associated infections; microorganism identification and drug susceptibility systems; diagnostic assays; fluorescence-activated cell sorters and analyzers; reagent systems; cell imaging systems; and laboratory products for tissue culture and fluid handling. These products are intended to be used for diagnosing and treating human illness and disease.
     Iran
The Company’s sales into Iran during fiscal years 2009 and 2010 were $2,932,134 and $4,415,097, respectively, and we estimate fiscal year 2011 sales to be $3,140,758. The Company sold medical products pursuant to U.S. government licenses to Iranian pharmaceutical companies and through independent, third-party distributors that distribute the medical supplies and devices to end-users in Iran. The medical products sold into Iran are eligible for re-export to Iran under the Trade Sanctions Reform and Export Enhancement Act of 2000 (“TSRA”) “Ag/Med” program.

U.S. Securities and Exchange Commission
October 14, 2011

     Sudan
The Company sells very small amounts of medical products to entities in Sudan. Total sales for fiscal year 2010 were $3,595 and we estimate fiscal year 2011 sales to be $24,220. These sales include medical products to a Sudanese tuberculosis laboratory in Sudan affiliated with the Sudanese Ministry of Health and sales to the United Nations, World Health Organization. There were no sales for fiscal year 2009.
     Syria
The Company’s sales into Syria during fiscal years 2009 and 2010 were $1,027,680 and $949,966 respectively, and we estimate fiscal year 2011 sales to be $772,970. These sales were made pursuant to U.S. government licenses through independent, third-party distributors. During this time frame, the Company also sold medical products to the United Nations, World Health Organization and World Food Programme in Syria.
To the Company’s knowledge, the sales into Iran, Sudan and Syria were made in compliance with BD’s Global Trade Management System and complied with applicable laws and regulations.
The Company anticipates continued sales into the Middle East, including into Iran, Sudan, and Syria, and the Company will seek and obtain any required U.S. and other government licenses or authorizations to conduct such activities in full compliance with applicable laws. The Company reviews its export activities on a regular basis to ensure compliance with applicable economic sanctions and export control laws and mandates trade compliance training for all associates involved in the export, re-export or transfer of products, materials or technology originating from any BD location and shipped or transferred to any customer, vendor or distributor worldwide.
Comment:
Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since the fiscal year ended September 30, 2008. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business in Cuba, Iran, Sudan, or Syria.

U.S. Securities and Exchange Commission
October 14, 2011

Response:
As discussed below, based on our assessment of both quantitative and qualitative factors, we believe that BD’s business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria do not constitute a material investment risk for BD security holders. We base this conclusion on our limited business in these countries, the nature of the products sold, and the Company’s comprehensive trade compliance program.
Quantitative factors
The Company’s sales into Iran, Sudan and Syria are not quantitatively material to a reasonable investor. The Company had no sales to Cuba during the requested time periods.
Please refer to our response to the previous comment for a complete description of the Company’s sales to each of the named countries. The Company’s combined sales in these countries during fiscal years 2009, 2010 and 2011 accounted for a very small amount (less than 0.1%) of total Company sales during these years. With worldwide BD sales of over $7 billion, we believe these sales are quantitatively immaterial to BD’s business.
Qualitative factors
The Company is dedicated to improving people’s health. In accordance with the Company’s mission, we sell life-saving medical products to the United Nations and healthcare facilities for patient treatment and medical research throughout the world, including in Iran, Sudan, and Syria. To our knowledge, these products have no alternative use. The products are also sold in these countries through local, qualified distributors, and with the exception of a very small transaction with a Sudanese tuberculosis laboratory affiliated with the Sudanese Ministry of Health noted above, the Company does not deal with the governments of Cuba, Iran, Sudan, and Syria.
In addition, the Company also strives to comply with current, and constantly changing, trade laws and regulations relating to sales into Cuba, Iran, Sudan, and Syria. For the time period set forth in the comment, BD has had in place a Global Trade Management System to help ensure our compliance with these laws and regulations.
In light of the humanitarian nature of these products and the benefit these products provide to healthcare professionals and patient communities in these countries, and the Company’s strict compliance with applicable law with respect to these sales, the Company does not believe that these activities have or will materially effect our reputation or that they constitute a material investment risk to our security holders. The Company is not aware of any other qualitative factors that would cause our sales into Iran, Sudan, or Syria to be considered material from a qualitative perspective.

U.S. Securities and Exchange Commission
October 14, 2011

The Company is aware that sales into Cuba, Iran, Sudan, and Syria may be perceived as particularly sensitive to some investors. We also understand that various state and municipal governments, universities, and other investors have proposed divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. We note in this regard that the Company’s investor relations department has not received any inquiries or questions from investors or analysts regarding sales into Cuba, Iran, Sudan, and Syria. The Company will continue to monitor business, legal, investor and other considerations relating to sales into these countries.
If you have any questions regarding our responses, please contact me at (201) 847-3223 or
Gary DeFazio at (201) 847-5873.
Very truly yours,
/s/ Jeffrey S. Sherman
Jeffrey S. Sherman
Senior Vice President and General Counsel

cc:	Pradip Bhaumik
 Special Counsel
 Division of Corporation Finance
 Securities and Exchange Commission

 Amanda Ravitz
 Assistant Director
 Division of Corporation Finance
 Securities and Exchange Commission

 Becton, Dickinson and Company
      Edward J. Ludwig, Chairman
      Vincent A. Forlenza, Chief Executive Officer and President
      David V. Elkins, Executive Vice President and Chief Financial Officer
      Donna M. Boles, Senior Vice President — Human Resources
      William A. Tozzi, Senior Vice President and Controller
      Gary DeFazio, Vice President and Corporate Secretary